NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 25, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on January 19, 2021. Pursuant to the terms of the Warrant Agreement, the Warrants of American International Group, Inc. expires on January 19, 2021. Each Warrant entitles the holder to purchase 1.067 share of American International Group, Inc. Common Stock at an exercise price of USD 42.2282. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 14, 2021.